
THE INFLUENCER HOUSE MASSACRE
YOUR FOLLOWERS CAN'T SAVE YOU
A FILM BY CAL BARNES

nineteenfilms.com Los Angeles, CA

THE INFLUENCER HOUSE MASSACRE

# A Timely, Entertaining, Thriller-Horror Feature Film with High ROI Potential

## Highlights

1. Production Team has over 60+ years of Combined Experience
2. Producer Nicolaas Bertelsen has Produced 19 Feature Films, 7 with a Theatrical Release
3. Star Emma Kotos has over 1.2M Instagram followers, and has a role

3. on the Gen Z hit show 'Euphoria'

4. This Script is Writer/Director Cal Barnes's 21st Feature Screenplay

5. Consulting Producer Scott duPont has helped over Two Dozen Features Obtain Financing & Generate ROI

6. The Producers have worked with companies such as Netflix, Universal, Lionsgate, and Decal Releasing

7. The Story Revolves around Hot Topics of Timely, Culturally Relevant Subject Matter

# Team



**Cal Barnes** Director, Producer, Writer, Actor

Notable Feature Film Credits include 'The Astrid Experience', 'Unfriended', and 'Krispr'

CalBarnes.com



**Nicolaas Bertelsen** Producer

Notable Feature Film Credits Include 'McVeigh', 'Rust Creek', "Driveways', and 'Bang Bang'

imdb.com



**Emma Kotos** Lead Actress, Associate Producer

Notable Credits include 'Euphoria', 'Ride or Die', and 'Bookie'

imdb.com



**Scott duPont** Consulting Producer



Scott duPont · Consulting Producer

Produced Feature Films such as 'Movie Money Confidential', 'Burt Reynolds: The Last Interview', and 'The Bros.'

imdb.com

---

## A Unique Opportunity to Own Equity in a Timely Suspense-Thriller Movie with Excellent ROI potential!

*"From 2016 to 2019, the world influencer economy jumped from $1.7 billion to $6.6 billion.*

*By the end of 2023 it reached over $21 billion."*

- Influencer Marketing Hub

LOGLINE: A group of five rich and famous influencers are in for the fight of their lives when two strangers pay a visit to their hills house one night.


THE INFLUENCER HOUSE MASSACRE
YOUR FOLLOWERS CAN'T SAVE YOU


A FILM BY CAL BARNES

## THE STORY

JOSH CARTER, one of the most successful influencers in the world, capitalizes on the influencer economy by creating *The Dime House* - a luxurious mansion where he houses rising female social media stars to boost their collective fame. These influencers: GWEN, LEXI, JADE, LILY and JESS are already successful, but under Josh's management, they explode in popularity, making everyone, including house manager GLENDA JACOBS, rich beyond their wildest dreams. Their life is filled with constant content creation by day and wild parties at

night. However, the dream soon turns into a nightmare. One night, masked intruders code-named ONE and TWO break into the house, sealing the doors and stealing the girls' phones, trapping them inside. The girls awake to find their phones missing and even worse, GLENDA brutally murdered. ONE and TWO reveal themselves as incels, embittered men seeking revenge on the women they desire but who have always rejected them. Their goal? To film and torment the girls in a series of horrific games while documenting everything for their own twisted purposes.

Panic ensues as the girls attempt to escape the mansion, but every exit is sealed. The intruders force them to play a deadly game of hide-and-seek, during which JESS is brutally murdered on camera for defying their rules. As the violence escalates, JADE finds an old phone belonging to GLENDA and manages to send a desperate text to JOSH. Meanwhile, the captors force the influencers to create humiliating content for ONE, who craves the fame and admiration he never had. Tensions rise as TWO's motives diverge as he wants to sell the disturbing footage on the dark web, while ONE just wants to bask in the attention of his captives. JOSH eventually receives the emergency text from JADE, and realizing the police won't make it in time, rushes to the Dime House armed with his pistol. The remaining girls fight for their lives. LEXI manages to seduce and kill ONE just as JOSH arrives, but TWO then guns down LEXI and JADE, leaving only GWEN alive. JOSH faces off with TWO, but TWO overpowers him, and prepares to kill them as sirens can be heard in the background. At the last moment, GWEN kills TWO by drilling him through the neck. JOSH tries to figure out who sent them to attack the Dime House, but GWEN shoots TWO in the head before he can get his final words out, killing him.

A year later, after the dust has settled, JOSH confronts GWEN at

a social media health conference. She's now a mainstream influencer, richer and more famous than ever before. He knows she is the mastermind that orchestrated the massacre, manipulating ONE and TWO for her own gain, but without concrete evidence, he's powerless to expose her. Before walking away, GWEN coolly admits that only one girl was going to win the game, leaving JOSH to grapple with the horrifying truth of her betrayal.

***"By year 2027, the influencer economy is expected to reach $500 billion worldwide."***

- Forbes

## THEMES


Themes
Beauty Commodified
Female Lead
Social Media Addiction
Greed & Crime
Obsession & Revenge
Whodunit?

## DIRECTOR'S STATEMENT

When writing *The Influencer House Massacre*, I became obsessed

When writing *The Influencer House Massacre*, I became obsessed with contained thriller and horror films, and after binge-watching 20-30 of the best of all time, I realized that there were three ingredients that great films in the genre all had in common — 1.) an innovative idea, 2.) great writing, and 3.) top-notch execution.

The first thing I noticed is that they all had an innovative idea. Something that had never been done before on screen. Whether it was locking potential hires in a room to see which one would survive and land the job in *Exam* (2010), seeing if a young woman can survive her move to Los Angeles is *1BR* (2019), or seeing if a man can survive a dinner party thrown by his ex-wife in *The Invitation* (2015), they all had a fresh, innovative idea to build the project around. I knew this going in, and wanted to explore an idea on screen that had never been done before. The basic idea was this —

What if I took influencers and incels — the winners and losers of gen z culture — and pitted them against each other and locked them in a house?

This was the basic idea that sparked *The Influencer House Massacre*. How do I know it's a great idea? Because it's timely, topical, socially relevant, and there's not a single person in Hollywood I've talked to that doesn't think it's an incredible idea (including the $100M+ company I developed the screenplay with).

Next, and most importantly, they all had incredible writing. As a professional writer that has written 21 feature screenplays, an award-winning stage play, and several novels, it is my expert opinion that you can make an old, worn idea (a group of kids walk into the woods, a young woman gets stranded in the desert, etc.) into a good movie with great writing, but you can't make a great idea into a great movie with bad writing. With this in mind

great idea into a great movie with bad writing. With this in mind, writing is key.

If you look closely, you'll find that there are very few great, time-tested movies across all genres that aren't incredibly well-written, which is why I believe a great screenplay is the most important, single element to any film endeavor. To make a great movie in today's market, you need both — an innovative idea that is expertly well-written — I knew this going in, and set out to write the tightest, leanest, meanest screenplay I'd ever written, and I believe I did just that.

After I'd written several drafts myself, I hired one of Hollywood's best script doctors to help me with the larger brush strokes and amp up the already strong plot and tighten the action. Once the script was in a good place, it caught the attention of a development executive at a $100M+ production company (I signed an NDA so I can't reveal the exact company, but it's a major one).

I ended up further developing the script with them for many more drafts to get it ready for the screen, but rather than waiting for their multi-billion-dollar conglomerate backer to write the check and give us the green light — which could be years from now or never — I decided that the real path to production for this project was to make it myself independently (I retained all rights to the project). Because of the innovative idea, and how tight the script is, *The Influencer House Massacre* doesn't require a massive, multi-million-dollar budget to make. It can be a great and competitive, breakthrough movie for well under a million dollars.

The last key ingredient all contained thriller and horror films had in common was top-notch execution. Without fail, all the greats capitalized on their basic, innovative idea and incredibly tight writing with top-notch cinematography, set design, sound

tight writing with top-notch cinematography, set-design, sound, and captivating, committed performances from the cast, with or without extremely well-known talent in the lead roles.

Because most contained thriller and horror films are lower on the budget end, they typically don't have massively famous actors in the lead roles, simply because the budgets of these films don't usually support that. This is great for independent filmmakers, because with contained horror and thriller projects with an incredible idea that is expertly well written, you don't need to pay a super famous actor a multi-million dollar star salary to make a great, profitable film, that rises above the noise and gets seen by audiences worldwide. In truth, with these types of films, the idea, writing, and execution is the star.

Curry Barker's *Obsession,* released this year in 2026, is a great example of that. It's a gen Z horror film with no major names, made for around $750K, and it's grossed over $300 million in the theaters while breaking box office records left and right. The reason? Honestly, it's just a great horror film. I love it. I went to see it twice in the theaters, which I've only done one or two other times in my life. All the pieces came together to create something that transcended the sum of its parts. The finished movie itself is what makes it great.

What *Obsession, It Follows,* and other critically-acclaimed, breakthrough, low budget horror films have taught us, is that audiences are constantly hungry for fresh, innovative ideas in the genre that have never been done before, and are extremely critical, above all else, of the writing and execution of that idea. They want to be chilled, they want to be thrilled, and they want to experience something on screen they've never experienced before.

*The Influencer House Massacre* does just that.

Take this journey with us. We have the idea. We have the screenplay. And if the stars align, we just might make cinematic history.

Sincerely,

Cal Barnes, writer/director, *The Influencer House Massacre*

## INDEPENDENT FILM COMPARABLES

Comparable budget independent films and ROI performance


Comparables
BE CAREFUL WHO YOU WISH FOR...
OBSESSION
ONLY IN THEATERS MAY 15
"ONE OF THE MOST STRIKING AMERICAN HORROR FILMS IN YEARS."
IT FOLLOWS
DAVID ROBERT MITCHELL
THIS IS NOT A SAFE SPACE
BODIES BODIES BODIES
A24


THE RENTAL
"You won't see a more shocking thriller all year."
– Village Voice
the Invitation
THERE IS NOTHING TO BE AFRAID OF
WELCOME TO THE NEIGHBORHOOD
1BR

| FILM TITLE (release date) | BUDGET | SALE / REVENUES |
|---|---|---|
| *Obsession* (2026) | $750K | **$300,000,000+** |
| *Iron Lung* *(2025)* | $2.7M | **$50,000,000+** |
| *Bodies, Bodies, Bodies* (2022) | $3M | **$13,900,000** |
| *Hole in the Ground* (2019) | $490K | **$3,400,000** |
| *It Follows* (2014) | $1.3M | **$23,300,000** |
| *Cam* *(2018)* | $990K | **$75,000,000+** |
| *Tangerine* (2015) | $100K | **$935,000** |
| *What We Do In the Shadows* (2015) | $1.6M | **$49,960,000** |
| *Blindspotting* (2018) | $2M | **$4,300,000** |
| *The Monk and the Gun* (2023) | $480K | **$1,400,000** |
| *Talk to Me* (2022) | $4.5M | **$92,100,000** |
| ***The Influencer House Massacre*** (2026) | $490K | **$ TBD** |

* *Data sourced from IMDB Pro, Box Office Mojo, The-Numbers.com, Wikipedia and Forbes.com*

## EXPERIENCED PRODUCTION TEAM

### Writer / Director

**Cal Barnes** is an award-winning American actor, writer, filmmaker, and novelist. After studying creative writing, journalism, and drama at Portland State University in Portland, OR, Cal moved to Los Angeles in 2009 where he immediately began acting and writing screenplays. Barnes began acting professionally in 2011 when he landed his first agent and began booking theatrical and commercial work. At this time, Cal began producing films as well, enjoying all aspects of the creative process. At just 24 years old, Barnes's first stage play *Rise* won "BEST World Premiere" at the 2012 Hollywood Fringe Festival, and scored an option/purchase deal for $10,000 against $100,000 for screen development. One of Cal's early screenplays, *Adolescence*, sold for WGA scale in 2016. The sales price under the minimum basic agreement (adjusted for inflation) was $59,294. As of January 2025, Cal has acted in dozens of on-screen projects, including the hit film *Unfriended* (Blumhouse, Universal Pictures) and *Krispr* (Orenda Entertainment). Barnes to date has written 21 feature screenplays, and had two of those screenplays optioned and produced into films. Between acting jobs, filmmaking, and writing scripts, Cal runs his production company, Nineteen Films, in Los Angeles, CA. He recently wrote, directed, and starred in his feature film directorial debut, *The Astrid Experience*, which released in 2023, opening in seven film festivals, and won the audience award for BEST Feature Film at the Los Angeles Lift-Off Festival. Cal's movie is currently available on Apple TV, Amazon, and Tubi. His current goal in the entertainment industry is to direct and star in his sophomore effort, *The Influencer House Massacre*, slated to be produced in 2025. His current long-term goal is to work towards making the feature film adaptation of *Son of Neverland* based off his novel, in which he is attached to star as the principal character of Peter Pan.


THE ASTRID EXPERIENCE
19
gettyimages
Paul Archuleta

# Producer

**Nicolaas "Nick" Bertelsen** (Producer) was born in Ames, Iowa with dreams early on of being a filmmaker. After making numerous short films, Nick returned to the Midwest to produce *The Land*. Nick then returned to LA where he attended USC Film School. After graduation he helped produce and line produce a few films with fellow classmate and Academy Award nominee James Franco. Bertelsen is a member of the PGA (Producers Guild of America) and a veteran producer now with over 20 projects he has produced over 25 years many through his own award-winning production company CinemaWerks. Nick is best known for *Driveways* (2019), *The Tomorrow Man* (2019) and *Deidra & Laney Rob a Train* (2017). His most recent film, *Mcveigh,* premiered at the prestigious Tribeca Film Festival and is set to release in theaters in March 2025. After reading Cal's most recent script, Bertelsen was hooked, signed on as a producer, and is very excited about starting *The Influencer House Massacre* later this year!



# Actress / Associate Producer

**Emma Kotos** is an American actress. She began gaining attention with appearances in a number of feature film projects across the thiller, horror, and drama genres. In 2023, Kotos appeared in scenes opposite Sebastian Maniscalco in the HBO television series *Bookie*. More recently she worked on set alongside Zendaya, appearing in several scenes in HBO's *Euphoria* season 3, directed by Sam Levinson. During her ascension in Hollywood, Emma also decided to get more involved behind the camera as well, producing her first short film, *Ride or Die,* in 2025, which she also stars in. When she read *The Influencer House Massacre,* she fell in love with the script and lead role of Gwen, finding the similarities and overlap with her own career. With her 1.2 million Instagram followers and compounding fame, Kotos is the perfect rising starlet to help Cal and the team bring *The Influencer House* to life.



# Consulting Producer

**Scott duPont** (Consulting Producer) is a veteran producer & member of the PGA (Producers Guild of America) and the IDA (International Documentary Association) who worked out of Orlando & Universal Studios, FL for 15 years before moving to LA full time. duPont has produced over two dozen films with his latest: *BURT REYNOLDS: The LAST Interview* with Quentin Tarantino just released "wide" (on over 35 platforms) and currently with a Rotten Tomato critic rating of 100%. Scott is currently the host of the podcast *Finance YOUR Movie!* (premiering weekly on MillionaireFlix) which just renewed for season 7 and occasionally lends his name & expertise consulting with a handful of filmmakers



and movie projects he feels have strong potential to bring ROI to investors including: *The Influencer House Massacre*. DuPont was especially excited about the project when his fellow PGA member colleague (Nick Bertelsen) agreed to also come on board as the "boots on the ground" producer helping Barnes oversee the actual production and advise the team on distribution options after the movie is completed.



## PAST PROJECTS

Here are a just a few of the feature films our team has brought to the screen--



Past Projects
MCVEIGH
BASED ON REAL EVENTS
CHOOSE YOUR PREY CAREFULLY.
RUST CREEK
IFC MIDNIGHT
UNFRIENDED
THIS APRIL, REVENGE COMES ONLINE



Silver Slipper
JESUS SAVES
I AM YOUR
DRIVER
PETER FACINELLI
ROSS McCALL
Q'ORIANKA KILCHER
UNWINDING


A KEVIN LEWIS FILM


sundance
JOHN LITHGOW
BLYTHE DANNER
THE TOMORROW MAN
"AN INCREDIBLE COLLECTION OF IMPECCABLE PERFORMANCES."
THE WRAP
HONG CHAU
LUCAS JAYE
BRIAN DENNEHY
DRIVEWAYS
DIRECTED BY ANDREW AHN
THE LAND
FEATURING NEW MUSIC FROM
NAS
ERYKAH BADU
FRENCH MONTANA
MACHINE GUN KELLY
PUSHA T
JEREMIH
AND NOSAJ THING


END OF FALL
HOW LONG CAN A SECRET STAY BURIED?
CAL BARNES
LUCIA KYPTERAS
BETTER THAN A GIRLFRIEND...
THE ASTRID EXPERIENCE
"Uncut, unscripted, uncensored - the definitive profile of the screen legend in his own words."
THE FILM ENTREPRENEUR
BURT REYNOLDS
THE LAST INTERVIEW
MovieMoney.com

## ARTISTIC APPROACH

When I was writing *The Influencer House Massacre*, I was hyper-aware of making sure the primary location was also a character in the movie. I'm a big believer that if a film is going to be centered mostly around a single location, that location must be extremely exciting and visually appealing to keep the shots fresh and make the project feel full.

Whether it was the ex-wife's mansion in Karyn Kasuma's *The Invitation* (2015) which offered a ton of different rooms and visual appeal, the dilapidated house in Fede Alvarez's *Don't Breathe* (2016) whose worn, grimy look kept me on the edge of my seat, or the isolated, mysterious beach house in Dave Franco's *The Rental* (2020) which kept me wondering if the plot was grounded in the physical or if it was all psychological, location is a huge part of what makes these films work. In *The Influencer House Massacre*, the house these girls live in is a major character in the movie, and myself and the other producers are going to make sure we find the perfect influencer house location and set-designer that brings the script to life off the page.

Next, I'm a big believer that the color palette should support the tone of the story, and no matter the genre I find myself always leaning towards David Fincher in how I want my films to look. Whether it's *Fight Club* (1999, a personal favorite), *Se7en* (1995), or *The Social Network* (2010), I love the grittiness, depth, and texture of all his films. I also thought Curry Barker's recently released low budget horror film *Obsession* (2026), did a great job of using light, and lack of light (shadow), to tell his story.

I feel that with *The Astrid Experience* (2023), my first feature film as a director, I was still able to capture that that depth and texture in the color, even though it was shot on an iPhone 8+ and filmed on a micro-budget. Much of this was thanks to my DP's

brilliant lighting and cinematography that supported my vision and lifted it from the script, but on the backside I personally color-graded the whole film, and the quality of the look and feel of the movie despite our very limited means at the time is something that the film has been praised for. I fully intend to keep up that eye for quality and attention to the color palette on my sophomore feature film, *The Influencer House Massacre*. I can already feel the richness and depth of the footage we are going to capture in that house, and we haven't even shot yet!

Lastly, incredible sound and a sound mix is what makes me feel a great contained horror-thriller. I've heard a lot of people say that great sound should be invisible. For a general audience member this is likely true, but as a filmmaker and storyteller, I'm always hyper-aware of what the sound is doing to me — even if it's dead silence — and yet I'm fully affected anyway.

What I love about thriller and horror films is that a little sound goes a long way in this genre. In fact, some of my favorite thriller films don't even have music in them. *No Country for Old Men* (2007), that year's Best Picture winner — which is one of my favorite films of all time — has no music in it, neither does *The Blair Witch Project* (1999), and we all know how successful that project was. What both these two films have in common is they both use sound to drive their incredible ideas and narratives forward, and prove that in thriller-horror films, even silence itself is sound, especially when used strategically. In *The Influencer House Massacre,* we're going to make sound one of our greatest allies in lifting the narrative off the page into the hearts and minds of our audience.

-Cal Barnes, Creator of *The Influencer House Massacre*

## LOCATION LOOKS


Location Looks
Large Mansions with lots of space (inspired by the Hype House)
Epic Views
Large Overlooks
Chic, pop-star Interiors
Massive Living Room
Veranda Pool

## BASIC TERMS (Further Explained)

For our independent film production, there are 100 gross revenue points. 50% is held by the Producers and Creatives, 50% is open for purchase by Investors.

We're selling all 50 Investor points at $9,500 each to obtain an ideal production budget of $475,000 ($9500 x 50). For each $9,500 investment amount, Investor receives 1 gross revenue point of any and all revenues that come into Unlimited Creation LLC for this picture. Anything less than a $9,500 investment amount, Investor receives a fraction percentage of 1 gross revenue point, depending on the size of the investment (ex: for a $4,750 investment amount, Investor receives 0.5 (one-half) of a gross revenue point).

*To clarify, Investor is not purchasing points in Unlimited Creation LLC production company, but in The Influencer House Massacre motion picture. Any revenues generated by the motion

picture that flow back to the company will be paid out to all gross revenue point share holders on a first dollar basis.

## REVENUE FLOW (How the Money Works)

(Please note: This is a general recoupment waterfall from the final gross proceeds of theatrically released films at the box office downward. There are many factors and forces at play when making a film, and this is subject to change, but it gives a good general idea of how the money would flow with our structure.)

1. EXHIBITORS (Theatres) — take their cut. Typically 30-60% of the box office gross, depending on the popularity of the film, and the leverage of the studio or distributor they are dealing with.

2. DISTRIBUTORS — take their cut, typically 30-60% of the box office gross. It's the same rule in reverse with distributors. The larger and more popular the film, the larger percentage of the box office gross the distributor will take.

-From there, Distributors recoup expenses and take their distribution fee — typically 25-35% of the distributors cut of the gross box office proceeds — then pay the remaining 65-75% to the production company.

3. PRODUCTION DEBT — the production company pays off any and all production debt and any interest it had accrued to complete the picture.

4. INVESTORS -- Recoup their principal investment along with other gross revenue point participants until made whole.

5. DEFFERMENTS — the production company pays off any overhead or deferred expenses it had accrued during production, until the “breakeven point.” (We won't have any)

6. BREAKEVEN POINT — once the film production hits “breakeven point” from revenues accrued, the project is considered “profitable.”

7. INVESTORS, PRODUCERS, AND PROFIT PARTICIPANTS — split the profits of the project according to their individual gross revenue point holdings for the life of the film.

-50% of the gross revenue points are retained by investors.

-50% of the gross revenue points are retained by producers, lead creatives, and talent

## RISK DISCLOSURE

FILM INVESTMENTS CAN BE VERY LUCRATIVE AND REWARDING, BUT THERE ARE ALSO UNIQUE RISKS. THE PAST SUCCESSES OF DISTRIBUTED FILM PROJECTS DO NOT GUARANTEE THE SUCCESS OF THIS FILM. PLEASE CAREFULLY READ AND INITIAL THE RISK DISCLOSURE PARAGRAPH IN THE INVESTMENT AGREEMENT BEFORE DECIDING TO INVEST.